Exhibit 99.1

PRESS RELEASE

For Immediate Release

AEROPUERTOS ARGENTINA 2000 S.A. ANNOUNCES EXPIRATION AND FINAL RESULTS OF

EXCHANGE OFFER

BUENOS AIRES, Argentina, October 27, 2021 – Aeropuertos Argentina 2000 S.A. (the “Company” or “AA2000”) today announced the expiration and final results of its previously announced offer to exchange (the “Exchange Offer”) any and all of its outstanding 6.875% Senior Secured Notes due 2027 issued on February 6, 2017 (CUSIP: 00786P AC8 / P0092M AE3; ISIN: US00786PAC86/ USP0092MAE32) (the “Series 2017 Notes”) and its outstanding 6.875% Cash/9.375% PIK Class I Series 2020 Additional Senior Secured Notes due 2027 issued on May 20, 2020 (CUSIP: 00786P AD6 / P0092M AF0; ISIN: US00786PAD69 / USP0092MAF07) (the “Series 2020 Notes” and, together with the Series 2017 Notes, the “Existing Notes”) for newly issued 8.500% Class I Series 2021 Additional Senior Secured Notes due 2031 (the “Series 2021 Notes”) and solicitation of consents (the “Consents”) to certain proposed amendments to the indenture governing the Existing Notes as described in the Exchange Offer Memorandum dated September 28, 2021 (the “Exchange Offer Memorandum”). Capitalized terms used but not defined in this press release have the respective meanings given to them in the Exchange Offer Memorandum.

As of 11:59 p.m. (New York City time) on October 26, 2021 (the “Expiration Deadline”), (i) U.S. $13,060,000 aggregate original principal amount of Series 2017 Notes, representing approximately 24.61% of the total original principal amount of the Series 2017 Notes, and (ii) U.S. $218,151,768 aggregate original principal amount of Series 2020 Notes, representing approximately 66.83% of the total original principal amount of the Series 2020 Notes, had been validly tendered for exchange and not validly withdrawn, as confirmed by the Exchange and Information Agent for the Exchange Offer.

All Existing Notes tendered on or before the Expiration Deadline have been accepted by the Company and will receive U.S. $1,000 principal amount of Series 2021 Notes per each U.S. $1,000 of outstanding original principal amount of Existing Notes validly tendered, plus accrued and unpaid interest on such Existing Notes from, and including, the most recent date on which interest was paid to, but not including, the Settlement Date.

In addition, the Company has obtained the requisite Consents to effect certain proposed amendments to the indenture governing the Existing Notes to provide for the issuance of the Series 2021 Notes as additional notes under such indenture and to eliminate substantially all of the restrictive covenants and events of default and related provisions with respect to the Series 2020 Notes. Such amendments will become operative upon consummation of the Exchange Offer.

The Exchange Offer and Consent Solicitation were conditioned on: (a) the non-occurrence of an event or events or the likely non-occurrence of an event or events that would or might reasonably be expected to prohibit, restrict or delay the consummation of the Exchange Offer or materially impair the contemplated benefits to us of the Exchange Offer, (b) obtaining the approval of the ORSNA with respect to the Existing Collateral and the Additional Collateral (the “ORSNA Approval Condition”), (c) amendment of the Existing Loans in order to: (i) refinance the Existing Loans to grant a grace period for amortization of principal; (ii) unify and consolidate each of the 2020 First Bilateral Loan, the 2021 First Bilateral Loans and the 2021 Second Bilateral Loans in one loan with each of the relevant lenders; (iii) amend the Cargo Trust to include holders of the Series 2021 Additional Notes, as beneficiaries therein, subordinated to the Existing Loans, Mandatory Capex Debt and New Money Debt, of such Cargo Trust, which underlying assets are the Transferred Cargo Fees, the Transferred Residual Termination Rights and the Residual Tariff Trust Rights; and (iv) allow the incurrence of debt under the Mandatory Capex Debt (the “Existing Loans Condition”), and (d) the tender by, and the receipt of the Proxy Documents from, Eligible Holders representing at least 75% of the aggregate principal amount of the aggregate Existing Notes outstanding as of the Expiration Deadline (the “Minimum Exchange Amount Condition”).

The Existing Loans Condition was satisfied on October 26, 2021, through the execution of a framework refinancing agreement entered into by and among the Company, the branch of Citibank N.A. established in the Republic of Argentina, Industrial and Commercial Bank of China (Argentina) S.A.U., Banco Galicia y Buenos Aires S.A.U. and Banco Santander Río S.A.

The ORSNA Approval Condition was satisfied on October 15, 2021. On such date, ORSNA issued Resolution No. 66/2021 pursuant to which (i) the collateral assignment of revenue under the Existing Notes was extended to the Series 2021 Additional Notes in equal terms; and (ii) the Additional Collateral was approved.

The Minimum Exchange Amount Condition is hereby waived by the Company, given that all the other conditions required to consummate the Exchange Offer have been satisfied. Accordingly, the Settlement Date is expected to be on or about October 28, 2021, on which date the Company will issue U.S. $208,949,631 aggregate principal amount of Series 2021 Notes.

The Exchange Offer was made, and the Series 2021 Notes were offered, only (a) in the United States to holders of Existing Notes who are “qualified institutional buyers” (as defined in Rule 144A under the Securities Act of 1933, as amended (the “Securities Act”)) in reliance upon the exemption from the registration requirements of the Securities Act, and (b) outside the United States to holders of Existing Notes who are persons other than “U.S. persons” (as defined in Rule 902 under the Securities Act) in reliance upon Regulation S under the Securities Act and who are non-U.S. qualified offerees.

This press release does not constitute an offer to exchange the Existing Notes. There shall not be any offer to exchange Existing Notes, exchange of Existing Notes or issuance of Series 2021 Notes in any jurisdiction in which such offer to exchange, exchange or issuance would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction. The Series 2021 Notes will not be registered under the Securities Act or the securities laws of any state and may not be offered or sold in the United States absent registration or an exemption from the registration requirements of the Securities Act and applicable state securities laws.

Gimena Albanesi Planning Manager +5411-44852-6411 galbanesi@aa2000.com.ar	OR	The Exchange and Information Agent Morrow Sodali Ltd +1 203 609 4910 AA2000@investor.morrowsodali.com

Joint Dealer Managers for the Exchange Offer are:

Citigroup Global Markets Inc. 388 Greenwich Street New York, New York 10013 Attn: Liability Management Group Toll Free: (800)558-3745 Collect: (212) 723-6106	Goldman Sachs & Co. LLC 200 West Street New York, New York 10282 Attention: Liability Management Group U.S. Toll-free: +1 (800) 828-3182 Collect: (212) 357-1452 Email: GS-LM-NYC@gs.com	Santander Investment Securities Inc. 45 East 53rd Street New York, New York 10022 Attn: Liability Management Toll free: (855) 404-3636 Collect: (212) 940-1442

ABOUT AEROPUERTOS ARGENTINA 2000 S.A.

Aeropuertos Argentina 2000 was founded in 1998 in order to develop and operate the airports throughout the Argentine territory, becoming one of the largest private sector airport operators in the world, with 35 airports under management. Over the last 20 years, AA2000 developed and modernized infrastructure in the main airports in the country, incorporating cutting-edge technology in relation with safety and services. It also contributes to the social, economic and cultural development of the country, thus becoming a regional and international example in the aviation industry. AA2000’s mission is to enable the connection of people, goods and cultures, to contribute to a better world. For more information, visit www.aa2000.com.ar.